W. BRINKLEY DICKERSON, JR.	TROUTMAN SANDERS LLP
404.885.3822 telephone	Attorneys at Law
404.962.6743 facsimile	Bank of America Plaza
brink.dickerson@troutmansanders.com	600 Peachtree Street, NE, Suite 5200
Atlanta, Georgia 30308-2216
404.885.3000 telephone
404.885.3900 facsimile
troutmansanders.com
May 14, 2010
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3-08
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director
Re:	Arris Group, Inc. Form 10-K for the year ended December 31, 2009 Filed February 26, 2010 File No. 0-31254
Dear Mr. Spirgel:
The following are the responses of Arris Group, Inc. (“Arris”) to the Staff’s comments on the Form 10-K for the fiscal year ended December 31, 2009. We are submitting this letter on behalf of Arris, and the terms “we,” “our” and “the Company” in the following responses refer to Arris.
Form 10-K for Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis..., page 30
Overview, page 30
Comment No. 1:
The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. We note your discussion of the industry trends that you believe will impact your business. In future filings please

Securities and Exchange Commission
May 14, 2010

expand your discussion, to the extent practicable, to more clearly address how such trends will impact your results of operations. For example, please provide management’s assessment of how increasing competition among cable operators, telephone companies and direct broadcast satellite services will impact your net income and indicate the extent to which MSO’s anticipated reduced capital expenditures as a result of the economic downturn will impact your sales. These are just examples.
Response:
In future filings we will expand our discussion in our MD&A, to the extent practicable, to more clearly address how known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on our financial condition or operating performance will impact our results of operations.
Non GAAP Measures, page 36
Comment No. 2:
We note your presentation of non-GAAP Net Income (Loss). While we do not object to your non-GAAP measure of Net Income (Loss), we are unclear as to why you also present Non-GAAP Gross Margin, Non-GAAP Operating Expense, Non-GAAP Operating Income, non-GAAP Other (Income) Expense, and non-GAAP Income Tax Expense. Further it appears based on your filing and your earning press releases that you do not discuss these other non-GAAP measures. As such they do not appear to be meaningful measures to investors. Please tell us why you believe that Non-GAAP Gross Margin, non-GAAP Operating Expense, non-GAAP Operating Income, non-GAAP Other (Income) Expense, and non-GAAP Income Tax Expense should be presented in your filing.
Response:
We respectfully request, that unless there is a prohibition against the inclusion of these non-GAAP items, it would be our preference to retain them. Routinely our chief financial officer and head of investor relations receive questions from analysts and others regarding our performance as adjusted to reflect various items. Commonly, the measures that they ask about are non-GAAP gross margin, operating expense, operating income, other (income) expense and income tax expense in order to build their analytical models. Since this information is so routinely of interest to others, to assure that investors have access to similar data, and particularly to avoid any concern regarding Regulation FD, we concluded that it was appropriate to include this data in our periodic filings. In addition, while the items that we discuss are different during different periods, we believe that it is better to provide a substantially consistent set of data on a sustained basis.

Securities and Exchange Commission
May 14, 2010

Critical Accounting Policies, page 54
b) Goodwill and Intangible Assets, page 57
Comment No. 3:
We note that goodwill represents approximately 16% or more of your assets as of December 31, 2009. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:
•	Percentage by which fair value exceeded carrying value as of the most recent step-one test

•	Amount of goodwill allocated to the unit

•	Description of the methodology used to determine fair value

•	Description of key assumptions used and how the key assumptions were determined

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.
Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.
Response:
In future filings we will expand our disclosure in both our footnote and critical accounting policies to provide additional information regarding our impairment testing policy. The precise disclosure will depend upon the analysis performed at the time, but we would envision disclosure generally consistent with one of the examples set forth below.
With regard to the staff’s observation that goodwill represents approximately 16% or more of our total assets as of December 31, 2009, we note that approximately two-thirds, or 10.6% of total assets, relates to a single reporting unit where the step-one fair value

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May 14, 2010

exceeded the carrying value by almost three times. Hence, a significant portion of our overall goodwill is not at risk of failing the step-one analysis.
Below, please find examples of our goodwill and intangible assets disclosure (as if commencing with our Form10-K for the year ended December 31, 2010), giving specific consideration to the points raised by the comment. We expect to provide additional information regarding our impairment testing and policy, as well as any reporting units with significant goodwill deemed by the Company to be at risk of failing step one of the goodwill impairment test.
Please note that the examples utilize acronyms previously defined in our Form 10-K document for each of our reported operating segments and which are determined to be our reporting units, as follows:
     The Broadband Communications Systems (“BCS”) segment’s product solutions include Headend and Subscriber Premises equipment that enable cable operators to provide Voice over IP, Video over IP and high speed data services to residential and business subscribers.
     The Access, Transport & Supplies (“ATS”) segment’s product lines cover all components of a HFC network, including managed and scalable headend and hub equipment, optical nodes, radio frequency products, transport products and supplies.
     The Media & Communications Systems (“MCS”) segment provides content and operations management systems, including products for Video on Demand, Ad Insertion, Digital Advertising, Service Assurance, Service Fulfillment and Mobile Workforce Management.
     Disclosure Examples:
          b) Goodwill and Intangible Assets
          Goodwill
     Goodwill relates to the excess of cost over the fair value of net assets resulting from an acquisition. The Company’s goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset is more likely than not impaired. For purposes of impairment testing, the Company has determined that its reporting units are the reportable segments based on our organizational structure, the financial information that is provided to and reviewed by segment management and aggregation criteria applicable to component businesses that

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May 14, 2010

are economically similar. The impairment testing is a two-step process. The first step is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount. The Company concluded that a taxable transaction approach should be used. The Company determined the fair value of each of its reporting units using a combination of an income approach using discounted cash flow analysis and a market approach comparing actual market transactions of businesses that are similar to those of the Company. In addition, market multiples of publicly traded guideline companies also were considered. The Company considered the relative strengths and weaknesses inherent in the valuation methodologies utilized in each approach and consulted with a third party valuation specialist to assist in determining the appropriate weighting. The discounted cash flow analysis requires the Company to make various judgmental assumptions, including assumptions about future cash flows, growth rates and weighted average cost of capital (discount rate). The assumptions about future cash flows and growth rates are based on the current and long-term business plans of each reporting unit. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. If necessary, the second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount in excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in a similar manner as the determination of goodwill recognized in a business combination. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.
     The valuation methodologies described above have been consistently applied for all years presented below.
     2008 Impairment Analysis — During the 2008 annual impairment testing, as a result of a decline in the market value of communications equipment suppliers in general, coupled with the volatile macroeconomic conditions, ARRIS determined that the fair values of the ATS and MCS reporting units were less than their respective carrying values. As a result, the Company proceeded to step two of the goodwill impairment test to determine the implied fair value of the ATS and MCS goodwill. ARRIS concluded that the implied fair value of the goodwill was less than its carrying value and recorded an impairment charge as of October 1, 2008. During the fourth quarter of 2008, ARRIS experienced a continued decline in market conditions, especially as a result of the housing market, with respect to its ATS reporting unit. As a result, the Company determined that it was possible that the future cash flows and growth rates for the ATS reporting unit had declined since the impairment test date of October 1, 2008. Further, the Company considered whether the

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May 14, 2010

continued volatility in capital markets between October 1, 2008, and December 31, 2008, could result in a change in the discount rate, potentially resulting in further impairment. As a result of these factors, the Company performed an interim test as of December 31, 2008, for the ATS and MCS reporting units. The Company did not perform an interim test for the BCS reporting unit as it did not believe that an event occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The Company concluded that its remaining ATS and MCS goodwill was further impaired and recorded an incremental goodwill impairment charge. This expense was recorded in the goodwill impairment line on the consolidated statements of operations. The fair value of the BCS reporting unit exceeded its carrying value, and, therefore, no impairment charge was necessary. As part of management’s review process of the fair values assumed for the reporting units, the Company reconciled the combined fair value to its market capitalization and concluded that the fair values used were reasonable.
     2009 Impairment Analysis — The 2009 annual impairment test was performed as of October 1, 2009. Our step one analysis indicated that there were no indicators of impairment for our BCS and MCS reporting units, as their respective fair values were greater than their carrying values. For the Company’s ATS reporting unit, our step one analysis indicated that its fair value was less than its carrying value. As a result, step two analysis was performed to determine the implied fair value of our ATS goodwill. The Company determined the implied fair value of the ATS goodwill was 34% greater than its carrying value, thus no reportable impairments were determined to have occurred in 2009.
     2010 Impairment Analysis — [disclosure will depend upon the analysis performed at the time, but we anticipate disclosure consistent with one of the following examples].
          Example 1(for not at risk reporting units):
     Based on our most recent annual goodwill impairment assessment performed as of October 1, 2010, we determined that our [Name of Reporting Unit A, as applicable], [Name of Reporting Unit B, as applicable] and our [Name of Reporting Unit C, as applicable] were not at risk of failing step one of the goodwill impairment test.
          And/Or
          Example 2 (for at risk reporting units):
     Based on our most recent annual goodwill impairment assessment performed as of October 1, 2010, we determined that our [Name of Reporting Unit A, as applicable], [Name of Reporting Unit B, as applicable] and our [Name of Reporting Unit C, as

Securities and Exchange Commission
May 14, 2010

applicable] were at risk of failing step one of the goodwill impairment test, and are therefore at risk of a future impairment in the event of significant unfavorable changes in the forecasted cash flows and/or the key assumptions used in our analysis, including the weighted average cost of capital (discount rate) and growth rates utilized in the discounted cash flow analysis.
     The following table sets forth the information regarding at risk reporting units as of October 1, 2010 (annual goodwill impairment testing date), including key assumptions:

% Fair Value
	Key Assumptions				Exceeds Carrying	Goodwill as of
			Terminal		Value as of	October 1, 2010
	Discount		Growth		October 1, 2010		Percent of
	Rate		Rate		Percentage	Amount	Total Assets
Reporting Unit A	X.X	%	X.X	%	X.X %	$X,XXX	X.X	%
Reporting Unit B	X.X	%	X.X	%	X.X %	X,XXX	X.X	%
Reporting Unit C	X.X	%	X.X	%	X.X %	X,XXX	X.X	%

						$X,XXX	X.X	%

     Assumptions and estimates about future cash flows and discount rates are complex and often subjective. They are sensitive to changes in underlying assumptions and can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Our assessment includes significant estimates and assumptions including the timing and amount of future discounted cash flows, the discount rate and the perpetual growth rate used to calculate the terminal value.
     Our discounted cash flow analysis included projected cash flows over a ten-year period, using our three-year business plans plus an additional seven years of projected cash flows based on the most recent three-year plan. These forecasted cash flows took into consideration management’s outlook for the future and were compared to historical performance to assess reasonableness. A discount rate was applied to the forecasted cash flows. The discount rate considered market and industry data, as well as the specific risk profile of the reporting unit. A terminal value was calculated, which estimates the value of annual cash flow to be received after the discrete forecast periods. The terminal value was based upon an exit value of annual cash flow after the discrete forecast period in year ten.

Securities and Exchange Commission
May 14, 2010

     Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the aforementioned reporting units may include such items as the following:
•	a prolonged decline in capital spending for constructing, rebuilding, maintaining, or upgrading broadband communications systems;

•	rapid changes in technology occurring in the broadband communication markets which could lead to the entry of new competitors or increased competition from existing competitors that would adversely effect our sales and profitability;

•	the concentration of business we receive from several key customers, the loss of which would have a material adverse effect on our business;

•	continued consolidation of our customers base in the telecommunications industry could result in delays or reductions in purchases of our products and services, if the acquirer decided not to continue using us as a supplier;

•	new products and markets currently under development may fail to realize anticipated benefits;

•	changes in business strategies affecting future investments in businesses, products and technologies to complement or expand our business could result in adverse impacts to existing business and products; and

•	volatility in the capital (equity and debt) markets, resulting in a higher discount rate.
     As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. Although management believes the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results. The table below provides sensitivity analysis related to the impact of each of the key assumptions, on a standalone basis, on the resulting percentage change in fair value:

Percentage Reduction in Fair Value
	Assuming Hypothetical		Assuming Hypothetical		Assuming Hypothetical
	10% Reduction in cash		1% increase in Discount		1% decrease in Terminal
	flows		Rate		Growth Rate

Reporting Unit A	X.X	%	X.X	%	X.X	%
Reporting Unit B	X.X	%	X.X	%	X.X	%
Reporting Unit C	X.X	%	X.X	%	X.X	%

Securities and Exchange Commission
May 14, 2010

     The above examples are for illustrative purposes and will be modified based on specific facts and circumstances when we file our Form 10-K for our year ending December 31, 2010.
Consolidated Statements of Operations, page 68
Comment No. 4:
Delete the gross margin percentage from the face of the statements of operations.
Response:
In future filings we will delete the gross margin percentage from the face of the financial statements of operations.
* * * *
We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.

Very truly yours,
/s/ W. Brinkley Dickerson, Jr.
W. Brinkley Dickerson, Jr.
cc: Mr. David Potts (Arris)

Arris Group, Inc.
May 14, 2010
Securities and Exchange Commission
100 F Street N.E., Mail Stop 3030
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director
Re:	Form 10-K for the year ended December 31, 2009 Filed February 26, 2010
Dear Mr. Spirgel:
Arris Group, Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Arris Group, Inc.
By:	/s/ David Potts
David Potts